17009282

ION

SEC
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Section

MAR 01 2017

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42135

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nationwide Fund Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 West Nationwide Blvd, Mailing Code: 5-02-210R
(No. and Street)

Columbus	OH	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Igodan, Jr. 614-677-2843
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

191 West Nationwide Blvd Suit 500	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Igodan, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nationwide Fund Distributors LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

CHRISTINE O'BRIEN
Notary Public, State of Ohio
My Commission Expires 12-22-2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

Enterprise Disclosure Committee
Nationwide Fund Distributers LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Amended Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to SIPC for the year ended December 31, 2016, which were agreed to by Nationwide Fund Distributors, LLC (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2016, and noted no difference;

2. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;

3. Recalculated the arithmetical accuracy of the calculations reflected in Amended Form SIPC-7 and in the related supporting schedules and working supporting the adjustments, and noted no differences; and

4. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, and noted no difference.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Columbus, Ohio
February 24, 2017

KPMG

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

Enterprise Disclosure Committee
Nationwide Fund Distributors, LLC:

We have reviewed management's statements, included in the accompanying Nationwide Fund Distributors, LLC Exemption Report for the Fiscal Year Ended December 31, 2016 – (per SEC Rule 17a-5 for Broker Dealers exempt from SEC Rule 15c3-3) (the Exemption Report), in which (1) Nationwide Fund Distributors, LLC (the Company) identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (2)(i) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2016, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Columbus, Ohio
February 24, 2017

Nationwide®

Nationwide Fund Distributors LLC Exemption Report for the Fiscal Year Ended December 31, 2016 – (per SEC Rule 17a-5 for Broker Dealers exempt from SEC Rule 15c3-3)

For the fiscal year ended December 31, 2016, Nationwide Fund Distributors LLC was not a carrying or clearing broker (non-carrying broker-dealer). To the best of its knowledge and belief, the firm states the following:

a. Nationwide Fund Distributors LLC claimed an exemption under SEC Rule 15c3-3, paragraph (k)(2)(i), in which the firm carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its actives as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)", and

b. Nationwide Fund Distributors LLC has met the identified exemption provisions for the fiscal year ended December 31, 2016 without exception.

Broker Dealer
Nationwide Fund Distributors LLC
CRD # 25910
BD SEC Number 8-42135
Fiscal Year Ended – December 31, 2016

Broker Dealer's Independent Public Accountant
KPMG
191 W. Nationwide Blvd. Suite 500
Columbus, OH 43215-25687
Main Telephone # (614)249-2300
Audit for Fiscal Year Ended – December 31, 2016

FINRA Regulatory Coordinator
Roberta Devorsky
Telephone # (312)899-4684

Submitted by the undersigned authorized officer/principal of the broker dealer.

Print Name Chris Jordan **Title** AVP, Finance Controllership

Signature [signature] **Date** 02/16/17

NATIONWIDE FUND DISTRIBUTORS, LLC

(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Financial Statements and Schedules

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

NATIONWIDE FUND DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Table of Contents

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

Enterprise Disclosure Committee
Nationwide Fund Distributors, LLC:

We have audited the accompanying statement of financial condition of Nationwide Fund Distributors, LLC (the Company) as of December 31, 2016, and the related statement of operations, statement of changes in member's equity, and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Columbus, Ohio
February 24, 2017

NATIONWIDE FUND DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Financial Condition

December 31, 2016

Assets		
Cash	$	1,281,301
Short-term investments		7,503,789
Fee-related receivables		9,027,896
Deferred sales commissions, net		598,783
Prepaid assets		26,284
Total assets	$	18,438,053
Liabilities and equity		
Liabilities		
Fee payable to broker-dealers	$	9,037,309
Payable to affiliates		75,768
Total liabilities	$	9,113,077
Member's equity		
Member's equity		9,324,976
Member's equity	$	9,324,976
Total liabilities and equity	$	18,438,053

See accompanying notes to the financial statements.

NATIONWIDE FUND DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Operations

Year ended December 31, 2016

Revenues		
Revenues from sale of investment company shares	$	104,075,347
Total revenues	$	104,075,347
Expenses		
Sales commissions to broker-dealers	$	102,201,642
Operating expenses allocated from affiliates		870,661
Amortization of deferred sales commissions		1,431,413
Licenses and fees		165,858
Other operating expenses		112,667
Total expenses	$	104,782,241
Net loss	$	(706,894)

See accompanying notes to the financial statements.

NATIONWIDE FUND DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Changes in Member's Equity

Year ended December 31, 2016

		Member's equity
Balance as of December 31, 2015	$	10,031,870
Net loss		(706,894)
Balance as of December 31, 2016	$	9,324,976

See accompanying notes to the financial statements.

NATIONWIDE FUND DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Cash Flows

Year ended December 31, 2016

Cash flows from operating activities		
Net loss	$	(706,894)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of deferred sales commissions		1,431,413
Changes in assets and liabilities		
Increase in fee-related receivables		(483,182)
Increase in deferred sales commissions		(1,293,419)
Increase in prepaid assets		(4,415)
Decrease in receivable from affiliates		24
Increase in fees payable to broker-dealers		485,618
Decrease in payable to affiliates		(1,604)
Net cash used in operating activities	$	(572,459)
Net decrease in cash	$	(572,459)
Cash, beginning of year		1,853,760
Cash, end of year	$	1,281,301

See accompanying notes to the financial statements.

(1) Nature of Operations

Nationwide Fund Distributors, LLC (the Company) is organized under the laws of the State of Delaware as a limited liability company and is a wholly owned subsidiary of NFS Distributors, Inc. (the Parent), a wholly owned subsidiary of Nationwide Financial Services, Inc. (NFS). NFS is a holding company formed by Nationwide Corporation, a majority-owned subsidiary of Nationwide Mutual Insurance Company (NMIC). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is also a member of the Financial Industry Regulation Authority, Inc. (FINRA) and the Securities Investor Protection Corporation. Additionally, the Company is currently registered to conduct business in all 50 states of the United States of America, as well as the District of Columbia and Puerto Rico. Conforming to and complying with the Investment Company Act of 1940, the Company is the principal underwriter providing distribution services to the Nationwide Family of Mutual Funds (the Funds).

(2) Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Short-term Investments

Short-term investments consist of highly liquid investments with original maturities of twelve months or less. Short-term investments are generally held at major financial institutions and in open-end money market mutual funds registered under the Investment Company Act of 1940. Short-term investments are held in a Nationwide money market fund and carried at fair value based on its daily reported net asset value.

Deferred Sales Commissions

The Company defers certain costs, principally sales commissions, that are paid to other securities brokers in connection with the sale of certain shares of the Funds. The Company recovers such costs through 12b-1 distribution fees, which are paid by the Funds, and a Contingent Deferred Sales Charge (CDSC) paid by shareholders of the Funds who redeem their shares prior to the completion of the required holding period. These costs are amortized using the straight-line method over a period not to exceed the CDSC required holding period. CDSC fees of $127,554 for the year ended December 31, 2016 related to unamortized sales commissions were recorded as a reduction of the asset.

Fees Payable to Broker-Dealers

The Company serves as the distributor of the Funds. In this capacity, the Company has entered into selling agreements with several broker-dealers through which the Funds are distributed. As compensation to these broker-dealers, the Company pays a portion of the sales charges and 12b-1 fees collected from the Funds, retaining a portion of the fees, known as underwriter fees. As of December 31, 2016, the Company owed $9,037,309 to broker-dealers for services rendered. The gross fees received are reflected as Revenues from the sale of investment company shares and, other than those deferred, the amounts paid to broker-dealers are recorded as Sales commissions to broker-dealers in the Statement of Operations.

Revenue Recognition

Revenues are based on the contractual agreements with the Funds and computed as an annual percentage of average net assets of the funds, for 12b-1 distribution fees and percentage of gross sales for sales charges, primarily dealer concessions and underwriting fees. These fees are included in Revenues from the sale of investment company shares in the Statement of Operations. Revenue is recognized as earned.

Payments to/Receipts from Affiliates

The Company has entered into cost sharing agreements with NMIC, majority owner of NFS, and other affiliates, as a part of its ongoing operations. Expenses covered by such agreements are subject to allocation among NMIC and such subsidiaries. The criteria used to allocate expenses among companies include individual employee estimates of time spent, special cost studies and other methods agreed by participating companies. In addition, Nationwide Services Company LLC, a subsidiary of NMIC, provides data processing, system development, hardware and software support, telephone, mail, and other services to the Company, based on specified rates for units of service consumed pursuant to the NMIC cost sharing agreement.

Costs related to this agreement were $870,661 for the year ended December 31, 2016, which include allocated expenses of $798,697 for compensation and benefits, and are recorded as Operating expenses allocated from affiliates in the accompanying Statement of Operations.

Certain expenses of the Company are paid by other affiliates, which are reimbursed by the Company. As of December 31, 2016, the amount due to affiliates was $75,768.

For the year ended December 31, 2016, the Company recorded expenses totaling $88,922,465 for services rendered by affiliated broker-dealers, which amount is included in Sales commissions to broker-dealers in the accompanying Statement of Operations. At December 31, 2016, the Company owed $7,989,922, to those affiliated broker-dealers.

Income Taxes

The Company is a single-member limited liability company and, as such, is disregarded for federal income tax purposes. All of the Company's taxable income and expense are included in the income and expense of its single-member parent. The federal tax benefit for the year ended December 31, 2016 would have been $247,231 if the Company was not a disregarded entity.

(3) Recently Issued Accounting Standards

The Company has not adopted any accounting standards with a material impact to the financial statements and does not expect a material impact to the financial statements as a result of accounting standards issued but not yet adopted.

(4) Fair Value Measurement

Fair Value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses a market approach as the valuation technique due to the nature of the Company's investments. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets recorded at fair value as follows:

Level 1. Unadjusted quoted prices accessible in active markets for identical assets at the measurement date.

Level 2. Unadjusted quoted prices for similar assets in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management's best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.

The Company invests only in assets with fair value measurements in level 1 of the fair value hierarchy.

The following table summarizes assets held at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets:				
Short-term investments	$ 7,503,789	$ -	$ -	$ 7,503,789
Assets at fair value	$ 7,503,789	$ -	$ -	$ 7,503,789

(5) Contingencies

The Company is involved in various claims, legal actions and regulatory matters arising in the normal course of business. In the opinion of management, the ultimate disposition of these matters are not likely to have a material adverse effect on the Company's financial position, results of operations, or liquidity. However, given the significant and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company's financial results in a particular year.

The Company is subject to oversight by numerous federal and state regulatory entities, including but not limited to the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Department of Labor, the Internal Revenue Service and state securities divisions. These regulatory entities are, in the normal course, engaged in general or targeted inquiries, examinations and investigations of the Company and/or its affiliates. The financial services industry has been the subject of increasing scrutiny in connection with a broad spectrum of regulatory issues; with respect to all such scrutiny directed at the Company and/or its affiliates, we are cooperating with regulators.

This scrutiny is expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. This scrutiny could also affect the outcome of one or more of the Company's or its affiliates' litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company and/or its affiliates in the future.

(6) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule). Accordingly, the Company is required to maintain a minimum net capital, as defined under such provisions, of the greater of $25,000 or 1/15th of aggregate indebtedness, as those terms are defined in the Rule. The Rule also requires that aggregate indebtedness shall not exceed fifteen times net capital.

At December 31, 2016, the Company had a ratio of aggregate indebtedness to net capital of 1.08 to 1, with a minimum net capital requirement of $607,539, aggregate indebtedness of $9,113,077 and net capital of $8,427,341.

(7) Subsequent Events

The Company evaluated subsequent events through February 24, 2017, the date at which the financial statements were issued, and determined there are no additional items to disclose.

NATIONWIDE FUND DISTRIBUTORS, LLC

(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2016

Computation of Net Capital

1. Total equity from Statement of Financial Condition	$	9,324,976
2. Deduct member's equity not allowable for net capital		-
3. Total member's equity qualified for net capital		9,324,976
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
5. Total capital and allowable subordinated liabilities		9,324,976
6. (Deductions) and/or charges:		
A. Total nonallowable assets from Statement of Financial Condition		(747,559)
B. Other (deductions) and/or charges		-
7. Other additions and/or (credits)		-
8. Net capital before haircuts on securities positions		8,577,417
9. Haircuts on securities		(150,076)
10. Net capital	$	8,427,341

Computation of Basic Net Capital Requirement

11. Minimum net capital required (6-2/3% of Line 19)	$	607,539
12. Minimum net capital requirement of reporting broker		25,000
13. Net capital requirement (greater of line 11 or 12)		607,539
14. Excess net capital (line 10 less line 13)		7,819,802
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	7,516,033

Computation of Aggregate Indebtedness

16. Total aggregate indebtedness liabilities from Statement of Financial Condition	$	9,113,077
17. Add drafts for immediate credit		-
18. Deduct adjustment based on Special Reserve Accounts (15c3-1(c)(1)(VII))		-
19. Total aggregate indebtedness	$	9,113,077
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)		108.14%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II-A of Form X-17A-5 as of December 31, 2016.

See accompanying report of independent registered public accounting firm.

NATIONWIDE FUND DISTRIBUTORS, LLC

(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Computation of the Determination of Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2016

The Company has elected the exemption under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission, which requires that the Company maintain a "special account for the exclusive benefit of customers." As of December 31, 2016, the Company held no customer funds and had no required deposit.

See accompanying report of independent registered public accounting firm.

NATIONWIDE FUND DISTRIBUTORS, LLC

(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Information Relating to the Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2016

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) of that rule.

See accompanying report of independent registered public accounting firm.